UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 16)

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

44919P300

(CUSIP Number)

Charles Y. Tanabe, Esq.
Executive Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons LIBERTY MEDIA CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 83,219,807 shares; see Item 5(1)

	8.	Shared Voting Power 8,582,420 shares; see Item 5

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 91,802,227 shares; see Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,802,227 shares; see Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.

Percent of Class Represented by Amount in Row (11) 33.0%
Assumes conversion of all shares of Class B Common Stock beneficially owned by Liberty into shares of Common Stock.  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of preferred stock is entitled to two votes per share and each share of Common Stock is entitled to one vote per share, Liberty may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

(1) Liberty has sole voting power with respect to these shares, other than with respect to a vote of the Company’s stockholders on a Contingent Matter that Mr. Diller has not approved.  See items 2 and 5 of this Amendment.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”).  The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (“Liberty”), on July 19, 1999 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 16 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Prior to the events described in this Amendment, (i) Liberty, (ii) Mr. Barry Diller (“Mr. Diller”), (iii) BDTV Inc., a Delaware corporation (“BDTV”), (iv) BDTV II Inc., a Delaware corporation (“BDTV II”), (v) BDTV III Inc., a Delaware corporation (“BDTV III”), and (vi) BDTV IV Inc., a Delaware corporation (“BDTV IV”, together with BDTV, BDTV II and BDTV III, the “BDTV Entities”) constituted a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because of certain arrangements and agreements among Mr. Diller, Liberty and the Company with respect to their respective beneficial ownership of the Common Stock and Class B Common Stock, and Liberty, Mr. Diller and the BDTV Entities jointly filed reports on Schedule 13D with respect to the shares of Common Stock and Class B Common Stock pursuant to a Joint Filing Agreement, dated as of August 19, 2005 (the “Joint Filing Agreement”).  On January 29, 2008, Mr. Diller terminated the Joint Filing Agreement.

ITEM 2.                                                     Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On November 5, 2007, the Company announced a plan to separate the Company into five publicly traded companies through a spin-off transaction.  At meetings of the Company’s board of directors on January 8 and 16, 2008, management of the Company made certain proposals to the board of directors regarding the structure of the spin-off transactions such that each of the four companies to be spun off (each a “Spinco” and collectively the

“Spincos”) would have a single-tier voting structure.  This proposal is referred to as the “Spin-Off Proposal”.  The Spin-Off Proposal, if effected, would have the result of diluting Liberty’s voting power as it relates to the Spincos.  The shares of Common Stock and Class B Common Stock Liberty that currently has the right to vote represent approximately 61.7% of the voting power in the Company.  If the Spin-Off Proposal were effected in the manner proposed by management of the Company, Liberty’s stake would represent approximately 30% of the voting power in each Spinco.

On January 22, 2008, the Company and Mr. Diller filed a complaint styled IAC/InteractiveCorp, et al. v. Liberty Media Corporation, C.A. No. 3486 in the Court of Chancery (the “Chancery Court”) of the State of Delaware against Liberty seeking a declaratory judgment that, among other things, the Spin-Off Proposal complies with the Company’s Restated Certificate of Incorporation, the Stockholders Agreement and the Governance Agreement, and that Mr. Diller is permitted to vote all shares of Common Stock and Class B Common Stock owned by Liberty and the BDTV Entities in favor of the Spin-Off Proposal.

On January 24, 2008, Liberty filed a complaint styled Liberty Media Corporation, et al. v. Diller, et al., C.A. No. 3491 in the Chancery Court against the Company, Mr. Diller and certain other members of the Company’s board of directors seeking a judgment that, among other things, the Spin-Off Proposal constitutes a violation of the Company’s Restated Certificate of Incorporation, breaches of fiduciary duty on the part of each of the incumbent directors (other than Liberty’s two designees), and breaches of the Stockholders Agreement and Governance Agreement.  As a result of Mr. Diller’s breaches of the Stockholders Agreement, the proxy held by Mr. Diller with respect to all shares of Common Stock and Class B Common Stock held directly by Liberty was terminated in accordance with its terms.

On January 28, 2008, (i) certain Liberty affiliates, as record owners of 99% of the voting shares of each BDTV Entity, executed and delivered to each BDTV Entity a stockholder consent that removed Mr. Diller as the sole board member and officer of each BDTV Entity and replaced him with Gregory B. Maffei, the Chief Executive Officer of Liberty, (ii) the BDTV Entities and certain of Liberty’s subsidiaries, as the record holders of shares representing a majority of the outstanding voting power of the Company, executed and delivered to the Company a stockholder consent (the “IAC Stockholder Consent”) that amended the Company’s bylaws, removed Mr. Diller and certain other directors from the Company’s board of directors and appointed Gregory B. Maffei, Mark D. Carleton, and William R. Fitzgerald to the Company’s board of directors, (iii) the BDTV Entities and certain of Liberty’s affiliates filed a complaint styled LMC Silver King, Inc., et al. v. IAC/InteractiveCorp, et al., C.A. No. 3501 (the “IAC 225 Complaint”) in the Chancery Court against the Company, Mr. Diller and certain of the other members of the Company’s board of directors requesting that, among other things, the Chancery Court declare that the IAC Stockholder Consent was duly and validly executed and was immediately effective in all respects upon delivery to the Company, and (iv) the BDTV Entities and certain of Liberty’s affiliates filed a motion with the Chancery Court requesting an order from the Chancery Court requiring that the status quo be maintained at the Company pending the Chancery Court’s final determination of the disputes raised in the IAC 225 Complaint.

The IAC Stockholder Consent amends Article IV of the bylaws to provide (i) that the Chief Executive Officer of the Company does not have to be a member of the board of directors, and (ii) that no director, officer, agent, committee of the board of the Company or any entity that is majority owned or controlled, directly or indirectly, by the Company (each such entity an “IAC Affiliate,” and collectively, “IAC Affiliates”) will, without the prior approval of the Company’s board of directors, take any action:

•                  to further the sale, spin-off, split-off, or other disposition, by distribution of capital stock, recapitalization or otherwise, of any line of business of the Company or any IAC Affiliate with a value in excess of $10 million;

•                  to enter into or otherwise bind the Company or any IAC Affiliate pursuant to any agreement or arrangement with third parties, except for routine agreements required in the ordinary course of business operations and which do not effect a change in the current business operations, voting control or equity ownership of the Company or any IAC Affiliate;

•                  to establish, create or exchange any securities of the Company or any IAC Affiliate or to amend, alter or change the terms of any securities of the Company or any IAC Affiliate;

•                  to further the issuance, sale, grant, or disposition of any securities of the Company or any of the IAC Affiliates, except in accordance with the mandatory provisions of existing agreements that have been publicly disclosed (provided that under no circumstances will the Company issue, sell, grant or otherwise dispose of any Class B Common Stock of the Corporation to any person or entity);

•                  to further any stock split, dividend or distribution by the Company or any IAC Affiliate;

•                  to further any transaction, the consummation of which would require the approval of, a vote by or written consent of the stockholders of the Company or any of the IAC Affiliates;

•                  to increase or establish the compensation or benefits of any current or new executive officer of the Company or any IAC Affiliate or enter into, terminate or amend any employment agreement, severance or other similar agreement or arrangement providing for compensation, stock options or any other benefit of any nature or description whatsoever to any current or new executive officer of the Company or any IAC Affiliate;

•                  to transfer, encumber, pledge, loan, or otherwise dispose of, directly or indirectly, any assets of the Company or any of the IAC Affiliates or any interest in the Company or in any IAC Affiliate with a value in excess of $10 million, except pursuant to existing agreements that have been publicly disclosed.

ITEM 4.                                                     Purpose of the Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Item 2 above is incorporated by reference in this Item 4.

Following the occurrence of the events described above and as a result of Mr. Diller’s actions in connection with the Spin-Off Proposal, in accordance with the Stockholder Agreement and Governance Agreement, Liberty has sole voting power over the shares of Common Stock and Class B Common Stock held by it and the BDTV Entities, other than with respect to any vote or approval of the Company’s stockholders on a Contingent Matter that Mr. Diller has not approved.  Accordingly, other than with respect to such Contingent Matters and matters subject to the approval of only the holders of Common Stock, Liberty can act by consent or vote to determine the outcome of any matter considered by the stockholders of the Company.  As a result of the actions of the Company and Mr. Diller described herein, and in order to protect its legitimate interests in the Company, Liberty has determined to obtain control of the Company in the manner described herein.  Therefore, as a result of the IAC Stockholder Consent, all of the directors on IAC’s board of directors, other than the Common Stock Directors, are designees of Liberty.  On January 29, 2008, the Company issued a press release in which the Company stated that Liberty does not control the Company, Mr. Diller continues to be the Chairman and CEO of the Company, and the Board of Directors of the Company elected at the last annual meeting of stockholders continues to manage the affairs of the Company.

Except as otherwise provided herein, the terms and provisions of the Stockholders Agreement and the Governance Agreement remain in full force and effect as previously described in the Liberty Schedule 13D, including, without limitation, restrictions on transfer, and Mr. Diller’s and Liberty’s “tag-along” rights and rights upon transfers of Class B Common Stock.

Liberty is currently considering all of its options with respect to the Company and the shares of Common Stock and Class B Common Stock controlled by it, but, other than as described in this Amendment, Liberty has not reached any definite conclusions concerning its course of action.  Any decision Liberty makes regarding the Company and the shares of Common Stock and Class B Common Stock may be impacted by, among other things, the outcome of the litigations described in this Amendment or any other litigation, claim, event or circumstance that may arise as a result of agreements and arrangements among Liberty, the Company, Mr. Diller and the BDTV Entities, as a result of the Spin-Off Proposals or otherwise.  In reaching any conclusion as to its future course of action, Liberty will also take into consideration various factors, including, but not limited to, the Company’s business and prospects, other developments concerning the Company, other business opportunities available to Liberty, developments with respect to the business of Liberty, general economic conditions and monetary and stock market conditions, including, but not limited to, the market price of the Common Stock.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Company or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.                                                     Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Through its wholly-owned subsidiaries, Liberty holds more than 99% of the outstanding voting stock and non-voting stock of each BDTV Entity and is deemed to beneficially own all of the shares of Common Stock and Class B Common Stock held by the BDTV Entities.  As a result of the events described in this Amendment, Liberty has sole voting power with respect to the shares of Common Stock and Class B Common Stock held by it and the BDTV Entities, other than with respect to Contingent Matters that Mr. Diller has not approved.  Likewise, Liberty may be deemed to have shared voting power over the shares of Common Stock held by Mr. Diller because, under the terms of the Governance and Stockholder Agreement, Mr. Diller must vote those shares in favor of Liberty’s designees for the Company’s board of directors and against any Contingent Matter that Liberty has not approved.

Liberty beneficially owns (i) 66,272,817 shares of Common Stock, of which amount, based on publicly available information, 8,582,420 shares are held by Mr. Diller, and (ii) 25,599,998 shares of Class B Common Stock.  Such shares constitute 26.3% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock, respectively.  Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Liberty into Common Stock, Liberty would beneficially own 33.0% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, Liberty may be deemed to beneficially own equity securities of the Company representing approximately 63.4% of the voting power of the Company.  The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty.  The foregoing beneficial ownership amounts are based on 252,262,836 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 758 shares of preferred stock outstanding, in each case, based on information provided by the Company.

ITEM 6.                                                     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Items 2, 4 and 5 above is incorporated by reference in this Item 6.

ITEM 7.                                                     Material to be Filed as Exhibits.

The information contained in Item 7 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

58.                                                                                 Notice, dated January 29, 2008, of termination of Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  January 31, 2008

LIBERTY MEDIA CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Vice President

INDEX TO EXHIBITS

1.                                       Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.                                       Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.                                       Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.                                       Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.                                       Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.                                       Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.                                       First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.                                       Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.                                       Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.                                 Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.                                 Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.                                 Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.                                 In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.                                 Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.                                 Amended and Restated Certificate of Incorporation of BDTV INC.*

18.                                 Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.                                 Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.                                 Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.                                 Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.                                 Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.                                 Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.                                 Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.                                 Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.                                 Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.                                 Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.                                 Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.                                 Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.                                 Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.                                 Certificate of Incorporation of BDTV III Inc.*

32.                                 Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.                                 Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.                                 Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.                                 Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.                                 Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.                                 Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.                                 Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.                                 Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.                                 Certificate of Incorporation of BDTV IV INC.*

41.                                 Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.                                 Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. *

43.                                 Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.                                 Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.                                 Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.                                 Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.                                 Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.                                 Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.                                 Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.                                 Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.                                 Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.                                 Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.                                 Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.                                 Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005. *

55.                                 Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005. *

56.                                 Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005. *

57.                                 Standstill Agreement, by and  between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.                                 Notice, dated January 29, 2008, of termination of Joint Filing Agreement.

*                                         Previously filed.